DB

SEC Mail Processing

MAR 15 2019

Washington, DC

SE(

19010255

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline, Hwy., Suite 200B
(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony 561-679-3574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, F. Randall Bigony, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Capital, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

SEE ATTATCHED ACKNOWLEDGMENT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On March 14, 2019 before me, Nika Alicea Demitro, a Notary Public
(insert name and title of the officer)

personally appeared Frederick Randall Bigony,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NIKA ALICEA DEMITRO
Notary Public – California
Marin County
Commission # 2233566
My Comm. Expires Apr 5, 2022

Signature [signature] **(Seal)**

Kipling Capital, Inc.
December 31, 2018
Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kipling Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates, LLP

We have served as Kipling Capital, Inc.'s auditor since 2007.
Walnut Creek, California
March 14, 2019

Kipling Capital, Inc.
Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	977,644
Accounts receivable		5,853,150
Other assets		85,500
Property and equipment, net of $335,786 accumulated depreciation		27,982
Total Assets	$	6,944,276

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	283,635
Deferred rent		3,572
Deferred tax liability		59,803
Deferred revenue		1,324
Total Liabilities	$	348,334
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	$	4,100
Retained earnings		6,591,842
Total Stockholders' Equity		6,595,942
Total Liabilities and Stockholders' Equity	$	6,944,276

See accompanying notes.

Kipling Capital, Inc.
Statement of Income

For the Year Ended December 31, 2018

Revenue		
Commission revenue	$	1,908,000
Carried interest income		2,981,494
Investor servicing fees		818,292
Interest and other income		39,810
Total Revenue		5,747,596
Operating Expenses		
Compensation and benefits		4,195,102
Other Operating expenses		325,791
Rent		180,604
Professional fees		72,691
Marketing		82,731
Depreciation		34,991
Regulatory fees		22,762
Total Expenses		4,914,672
Income Before Income Taxes		832,924
Income taxes		91,990
Net Income	$	740,934

See accompanying notes.

Kipling Capital, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2018

	Common Stock	Retained Earnings	Total
December 31, 2017	$ 4,100	$ 1,878,581	$ 1,882,681
*Adjustments	-	7,947,327	7,947,327
January 01, 2018	$ 4,100	$ 9,825,908	$ 9,830,008
Distributions	-	(3,975,000)	(3,975,000)
Net income	-	740,934	740,934
December 31, 2018	$ 4,100	$ 6,591,842	$ 6,595,942

*cumulative effect of adoption of ASC606 (note 2)

See accompanying notes.

Kipling Capital, Inc.
Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net income	740,934
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	34,991
(Increase) decrease in:	
Accounts receivable	3,367,024
Other assets	(21,189)
Increase (decrease) in:	
Accounts payable and accrued expenses	229,032
State taxes payable	(18,886)
Deferred rent	(13,169)
Deferred tax liability	59,803
Deferred revenue	(953)
Net Cash Provided by Operating Activities	4,377,587
Cash Flows from Investing Activities	
Purchases of property and equipment	(6,979)
Net Cash Used in Investing Activities	(6,979)
Cash Flows from Financing Activities	
Distributions	(3,975,000)
Net Cash Used in Financing Activities	(3,975,000)
Net Increase in Cash and Cash Equivalents	395,608
Cash and cash equivalents at beginning of year	582,036
Cash and Cash Equivalents at End of Year	977,644
Supplemental Disclosures:	
Taxes paid	36,261

See accompanying notes.

Kipling Capital, Inc.
Notes to the Financial Statements

December 31, 2018

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation is received pursuant to selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted, capital contributions are made or at the end of an investment period ("Commission revenue"), plus a trailing commission earned on a monthly or quarterly basis ("Investor servicing fee"), plus a performance fee received as a percentage of the profits earned by the managers of certain direct participation programs ("Carried interest income"). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2018, all cash and cash equivalents were held in bank checking or money market accounts.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company collects certain commission and servicing fees in periods exceeding one year from the time they are recorded. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

2. Significant Accounting Policies continued

Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method which resulted in a cumulative adjustment (increasing retained earnings and accounts receivable) of $7,947,326 as of January 1, 2018.Previously under ASC 605, revenue was recognized when all elements of the arrangements have been completed. The Company considered the funding of capital commitments as the final element of the arrangement. Under ASC 606, the Company recognizes revenue when the contract is deemed legally enforceable and performance obligations have been met, which is at the time the Company secures a legally enforceable capital commitment. As of January 1, 2018, the Company recognized commission revenue of $6,119,102 and investor servicing fees of $1,828,224 for commitments that had been secured. Accordingly, on the transition date, the Company recorded a cumulative adjustment to be in accordance with ASC 606. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Company revenue from contracts with customers includes commission income, investor servicing fees and carried interest income earned for the offering and placement of interests in investment offerings offered by the Company's investment managers. The recognition and measurement of revenue is based on the assessment of individual selling agreement (contract) terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Significant Accounting Policies (continued)

Fee Revenue. The Company offers interests in investment offerings offered by its investment managers. Each time a Kipling client commits to purchase interests in an investment offering and that commitment is accepted by the investment manager, the Company earns the right to charge the investment manager for certain fees. These fees may or may not be determinable at the time of the acceptance of the commitments and may be contingent upon certain future events that may or may not be determinable at the time the commitments are accepted. These fees include placement fees (Commission Income), trailing commissions (Investor Servicing Fees) and performance fees in the form of potential for the participation in profits interest contingent upon certain future events (Carried Interest Income). The Company generally recognizes commission revenue in the period they secure a capital commitment for their client. Investor servicing fees that operate under month to month arrangements are treated as variable consideration and recognized essentially as paid. Investor fees that are earned over a fixed contractual period are recognized when the capital commitment is secured. Carried interest income is recognized when future events have occurred and collection is reasonably assured.

FASB 606 requires the Company to consider performance obligations to be satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company considers these requirements to be met on the date that the commitments to invest are accepted by the investment manager and, in those cases when the amount of the fees generated from those commitments can be reasonably determined and it is probable that a significant reversal in the amount revenue recognized will not occur.

In those cases when the fees are contingent upon a future event and the amount of the fees cannot be reasonably determined at the time the commitments are accepted by the investment manager, the Company recognizes commission revenue upon the success of a predetermined specified event pursuant to the terms of the selling agreements and when the income is reasonably determinable.

Commission Revenue
A commission calculated as a percentage of client commitments to the offering and generally paid as the commitments are funded or upon the completion of the offering period when any commission related to the unfunded commitments is due.

Investor Servicing Fees
A trailing commission calculated as a percentage of commitments or net capital invested by Kipling clients and paid over the life of the investment or on a set schedule in the contract. Contingent Investor Servicing Fee income is treated as variable income and is estimated quarterly and accrued on a monthly basis. Fixed investor servicing fee income is recognized at the time the capital commitment is secured.

Carried Interest Income
Carried Interest Income. The Company receives fees that vary based on specified performance measures, for example, when an investment meets certain requirements for the return of capital plus a specified preferred return per annum to investors. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified preferred rate of return, both of which are highly susceptible to factors outside the Company's influence.

In the event that carried interest income is realized after the completion of the contract period, carried interest income is earned upon the success of a predetermined specified event and recognized at such time as the income is reasonably determinable and it is probable that a significant reversal in the amount revenue recognized will not occur.

2. Significant Accounting Policies (contined)

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contracts with customers		
Commission revenue	$	1,908,000
Investor servicing fees		818,292
Carried interest income		2,981,494
Total revenue from contracts with customers	$	5,707,786

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was deferred revenue of $2,277 and $1,324 at January 1, 2018 and December 31, 2018, respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from a customer. The Company had receivables related to revenues from contracts with customers of $9,220,174 and $5,853,150 at January 1, 2018 and December 31, 2018, respectively.

Contract Costs
Costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be valued at fair value on a recurring basis.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise Tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2014. Effective January 1, 2018, the Company has elected to convert to Cash Basis accounting for the determination of Federal and State income taxes.

3. Risk Concentrations

At December 31, 2018, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $727,644.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 58% of revenue was generated from three customers and 68% of accounts receivable is due from three customers.

4. Related Party Transactions

Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invests in various projects promoted by the Company on the same terms and conditions as the Company's customers. Some of the members of Kipling Investors are also stockholders of the Company. The Company earns certain fees and commissions from investments made by Kipling Investors. During 2018, approximately $100,168 of revenue was earned from capital committed by the common owners of Kipling Investors.

The stockholders of the Company incur out of pocket expenses that are reimbursed by the Company. At December 31, 2018, the Company owed $10,406 to the stockholders for these advances which are included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company earns Carried Interests from the offering of securities which, pursuant to the terms of the Employment Agreements of the Stockholders, are payable to the Stockhloders in the form of a bonus based on each stockholders percentage ownership of the Company at the time of the offering. During 2018, approximately $2,981,494 of Carried Interest Income was earned. At December 31, 2018, the Company owed $218,993 to the stockholders for Carried Interest bonuses which are included in accounts payable and accrued expenses.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $629,310 which exceeded the requirement of $23,222 by $606,088.

6. Lease Obligations

The California office lease was renewed on July 19, 2018 for a lease term starting on February 1, 2019 and expiring on January 31, 2022. The Florida lease was renewed on July 31, 2018 for a lease term starting March 1, 2019 and expiring on March 31, 2022. The future annual minimum lease payments are as follows:

Year	CA Lease	FL Lease	TOTAL
2019	$ 140,797	$ 39,527	$ 180,324
2020	157,785	44,843	202,628
2021	162,677	46,193	208,870
2022	13,591	11,721	25,312
	$ 474,850	$ 142,284	$ 617,134

As of December 31, 2018, there was deferred rent of $3,572.

7. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial sttements and tax returns in different periods.

Tax expense for the year ended December 31, 2018 consists of the following:

Current state	$ 32,187
Deferred state	59,803
	$ 91,990

The deferred tax liability of $59,803 is the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The Company changed its method of accounting for income tax purposes to the cash method of accounting. The effect of the change resulted in an increase in the deferred tax liability and income tax expense of $59,803. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2014.

8. Recently Issued Accounting Pronouncement, Not Yet Adopted

ASU 2016-102 Financial Instruments – Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for the Company beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

8. Recently Issued Accounting Pronouncement, Not Yet Adopted (continued)

ASU 2016-13 Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for the Company commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

9. Subsequent Events

The Company has evaluated subsequent events through March 14, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

For the Year Ended December 31, 2018

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	6,595,942
Less: Non-allowable assets		
Accounts receivable		5,853,150
Other assets		85,500
Property and equipment, net		27,982
Total non-allowable assets		5,966,632
Net Capital		629,310
Net minimum capital requirement of 6 $^{2}/_{3}$% of aggregate indebtedness of $348,334 or $5,000, whichever is greater		23,222
Excess Net Capital	$	606,088

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2018	$	692,989
Increase in stockholders' equity		5,171,388
Increase in non-allowable assets		(5,235,067)
Net Capital Per Above Computation	$	629,310

Kipling Capital, Inc.
Schedule II

For the Year Ended December 31, 2018

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).
All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Kipling Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EWintter + Associates LLP

Walnut Creek, California
March 14, 2019

K I P L I N G   C A P I T A L

February 1, 2019

SEA 15c3-3 Exemption Report

I, F. Randall Bigony, COO of Kipling Capital, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

F. Randall Bigony, COO
Kipling Capital, Inc.

KIPLING CAPITAL INC. *Member FINRA SIPC*
100 SHORELINE HIGHWAY, 200-B MILL VALLEY, CA 94941
T:415-339-4080 F:415-339-4089 WWW.KIPLINGCAPITAL.COM